

February 17, 2012

Via E-mail
Donna Dellomo
Chief Financial Officer
Perfumania Holdings, Inc.
35 Sawgrass Drive, Suite 2
Bellport, NY 11713

> **Re: Perfumania Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 23, 2012**
> **File No. 333-179124**

Dear Ms. Dellomo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file the legal opinion, tax opinions and forms of proxy cards as soon as practicable to allow us sufficient time to review such items before requesting acceleration of the registration statement.

The Merger, page 50

Opinions of Financial Advisors to the Parlux Independent Committee, page 70

2. For American Appraisal Associates, Inc., please revise your disclosure to provide the information required by Item 1015(b)(2), (3) and (5) of Regulation M-A and Item 4(b) of Form S-4.

Litigation Related to the Merger, page 108

3. Please update this section to reflect the most current information regarding litigation related to the merger. In this regard, we note news reports that a Parlux shareholder has filed suit against Parlux in the Delaware Court of Chancery.

The Merger Agreement, page 112

Representations and Warranties, page 116

4. We note your cautionary statements concerning the representations and warranties. Please note that disclosure regarding an agreement's representations or covenants in a registration statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws. In this regard, we draw your attention in particular to the first full sentence on page 118, as in context this sentence appears to inappropriately imply that readers should not rely on the representations, warranties and covenants described in this section and in the merger agreement, as well as the last sentence of this paragraph.

The Parlux Special Meeting, page 136

Parlux Proposal 2: Advisory Vote on Certain Compensation Payable by Parlux to Executive Officers in Connection with the Merger, page 139

Golden Parachute Compensation, page 139

5. Please tell us why you have omitted from the Equity column the value of the options to purchase Parlux common stock that will convert to options to purchase Perfumania common stock and that will have an accelerated vesting schedule or revise your disclosure accordingly to include such options. Refer to Item 402(t) of Regulation S-K.

Directors and Executive Officers of Perfumania After the Merger, page 213

Executive Compensation, page 215

6. Please update the disclosure in this section to reflect the compensation issued to Perfumania's NEOs in the fiscal year ended January 28, 2012. Refer to Regulation S-K Compliance and Disclosure Interpretations 117.05 and 217.11, available on our website.

Annex B – Financo Loan Opinion, page B-4

7. We note the statement in the penultimate paragraph of the opinion that "[t]his letter is solely for the benefit and use of the Independent Special Committee of the Board of Directors of Parent (solely in their capacity as directors) . . . ." Because it is inconsistent with the disclosures relating to the opinion, please delete the limitation. Alternatively, please disclose the basis for the advisor's belief that shareholders cannot rely upon the opinion to support claims against the advisor arising under applicable state law. In doing so, please describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. In addition, please disclose that resolution of the question of the availability of such a defense would have no effect on the rights and responsibilities of the board of directors under applicable state law. Finally, please disclose that the availability of such a state-law defense to the advisor would have no effect on the rights and responsibilities of either the advisor or the board of directors under the federal securities laws.

Annex D – American Appraisal Associates, Inc. Opinion, page D-1

8. We note the statement in the last paragraph on page D-3 that "[t]his Opinion is provided only for the information of the Independent Committee in connection with and for the purposes of its evaluation of the proposed Transaction." Please delete the word "only" to eliminate the implication that the opinion may not be relied upon by persons other than the Independent Committee. Alternatively, please disclose the basis for the advisor's belief that shareholders cannot rely upon the opinion to support claims against the advisor arising under applicable state law. In doing so, please describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. In addition, please disclose that resolution of the question of the availability of such a defense would have no effect on the rights and responsibilities of the board of directors under applicable state law. Finally, please disclose that the availability of such a state-law defense to the advisor would have no effect on the

rights and responsibilities of either the advisor or the board of directors under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Matthew C. Dallett